[KUTAK ROCK LLP LETTERHEAD]

December 1, 2004

VIA EDGAR

Mr. Owen Pinkerton
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Spirit Finance Corporation
  Registration Statement on Form S-11
  Pre-Effective Amendment No. 2
  Commission File No. 333-119810

Dear Mr. Pinkerton:

        On behalf of Spirit Finance Corporation (the "Company"), we are filing herewith Pre-Effective Amendment No. 2 to the above-referenced registration statement (the "Registration Statement"). Below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in its letter dated November 30, 2004 (the "Comment Letter"), relating to the filing of Pre-Effective Amendment No. 1 to the Registration Statement, filed on November 19, 2004. The responses below are numbered to correspond to the numbered comments in the Staff's Comment Letter. Terms not otherwise defined herein are used with the same meaning as used in the Registration Statement.

General

1.
We note your response to our prior comment number 1 and your new disclosure on page 32 suggesting that you intend to use at least $230.3 million of the possible $276.8-$318.6 million in net proceeds to repay indebtedness. In light of the fact that up to 83% of the net proceeds of your offering will be used in the repayment of debt, please revise your disclosure in the summary and business sections to deemphasize proposed acquisitions for which you have limited financing and for which you have not allocated funds from this offering, and place emphasis rather on the indebtedness you intend to retire. Your disclosure should include a discussion of the following:

  •
  The terms of the indebtedness you intend to pay, including whether the facilities in question provide for revolving aggregate amounts available for borrowing.

  •
  Whether there will be any premium payment required for early retirement of the indebtedness and how you expect the early payment of these debts to affect your borrowing relationship with these and other lenders.

  •
  How this repayment affects your leverage strategy. In this connection, please revise any discussion of your leverage strategy throughout the prospectus to indicate that your post-offering leverage will be substantially lower than your disclosed goal of 60%.

        The Company has complied with this comment by deleting the section entitled "Pending Real Estate Investments" on page 7 of the prospectus and including a more detailed discussion of the terms of the Company's indebtedness on pages 7 and 61 of the prospectus.

Use of Proceeds, page 32

2.
Please reconcile your disclosure in the final paragraph on page 32 that you may need a significant amount of time to fully invest the net proceeds of the offering in your intended real estate investments with your disclosure in the prior paragraph that you only intend to use $33.9 million of the proceeds for real estate investments, which appear to be identified and subject to binding purchase agreements.

        The Company has complied with this comment by deleting the sentence referenced by the Staff on page 33 of the prospectus.

Risk Factors, pages 13-30

3.
We note your response to our prior comment number 17. Please include a risk factor discussing the possibility of higher lease default rates in light of the fact that all of your properties are operated by non-investment grade companies.

        The Company has complied with this comment by including a risk factor on page 17 of the prospectus discussing the possibility of higher lease default rates in light of the fact that all of the Company's properties are operated by non-investment grade companies.

Our Pending Real Estate Investments, pages 60-62

4.
We have reviewed your response to Comment No. 20 from our last comment letter, and we re-issue the comment. Currently, your disclosure is not balanced and gives undue weight to the potential acquisitions that are non-binding and whose aggregate transaction value greatly exceeds your current resources. Please revise to remove the table found on page 62.

        The Company has complied with this comment by deleting the table on page 63 of the prospectus as requested by the Staff.

Management, page 70

5.
Please disclose that the board of directors has determined that Messrs. Mitchem, Oreffice, Barnes, Sylla, Roath and Parish as well as Dr. Blessing are independent directors pursuant to the standards promulgated by the New York Stock Exchange and the Commission.

        The Company has complied with this comment by including the disclosure requested by the Staff on page 77 of the prospectus.

Underwriting, pages 123-127

6.
We have reviewed your response to our prior comment number 21. Please tell us whether Banc of America Securities LLC and Flagstone Securities have previously cleared their online offering procedures with the staff of the Commission and, if not, please supplementally supply the following additional information:

  •
  You indicate that BAS may deliver the prospectus by posting a version of it on its branded website. Please tell us how BAS intends to obtain proof that individual investors have accessed the document.

  •
  Please supply us with screen shots of the website of BAS containing the prospectus as well as copies of all proposed communications associated with any electronic distribution.

        The Company wishes to supplementally note to the Staff that it will supplementally respond to this comment under separate cover.

7.
We note that both BAS and Flagstone Securities intend to make versions of the preliminary prospectus available to potential investors electronically in PDF format. Please confirm that both BAS and Flagstone Securities will also supply each recipient of a PDF version of the prospectus with a free version of the software necessary to download and open the document, as well as free technical support.

        The Company wishes to supplementally note to the Staff that it will supplementally respond to this comment under separate cover.

Consolidated Statements of Operations, page F-3

8.
In the next amendment, please revise the format of the statement to show clearly how much "Stock-based compensation expense" is attributable to each line item of expense (i.e., general and administrative, etc.).

        The Company has complied with this comment by revising the Consolidated Statements of Operations on page F-3 of the prospectus as requested by the Staff.

Exhibits

Exhibit 5.1. Legal Opinion

9.
We have reviewed the draft legal opinion. We note that counsel relied upon a certificate executed by an officer of the company as stated in paragraph number 6, on page 1 of the opinion. Please provide a revised form of legal opinion that confirms that each representation from the officer's certificate upon which counsel relied in rendering its opinion is a factual representation, not a legal one.

        The Company has complied with this comment by filing a copy of the legal opinion that has been revised to clarify that the representations upon which counsel has relied are factual.

10.
We refer to the parenthetical assumption contained in the paragraph numbered 2 on page 2 of the opinion which assumes that the total number of common shares issued and outstanding after the offering will not exceed the total number of shares that the company is authorized to issue under the charter. Since counsel has represented that it has examined the charter and the registration statement, it is not clear why it is unable to opine on this matter. In addition, this assumption goes to the heart of whether the securities are legally issued and is inappropriate. Please have counsel remove the assumption.

        The Company has complied with this comment by filing a copy of the legal opinion that has been revised to remove the assumption referenced by the Staff.

Exhibit 8.1. Tax Opinion

11.
Please have tax counsel opine that the discussion of material tax consequences under the heading, "Material United States Federal Income Tax Consequences," to the extent it constitutes matters of law or legal conclusions, is correct in all material respects.

        The Company has complied with this comment by revising the tax opinion as requested by the Staff.

        If you have any questions regarding this filing, please do not hesitate to contact the undersigned or Paul E. Belitz of this office.

Sincerely,
/s/ MICHAEL J. ZIEG
Michael J. Zieg
CC:
Karen Garnett
Deborah Willson
Donna DiSilvio
Amanda McManus